FORM 4                             OMB APPROVAL
                                   OMB Number:  3235-0287
[ ] Check this box if no longer    Expires:  September 30, 1998
    subject to Section 16.         Estimated average burden
    Form 4 or Form 5 obligations   hours per response . . . . 0.5
    may continue.  See
    Instruction 1(b).

                              - NEW -
          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange
    Act of 1934, Section 17(a) of the Public Utility Holding
     Company Act of 1935 or Section 30(f) of the Investment
                      Company Act of 1940

(Print or Type Responses)
1.   Name and Address of Reporting Person

     Fine           Theodore
     (Last)         (First)        (Middle)

     60 East End Avenue
     (Street)

     New York       New York       10028
     (City)         (State)        (Zip)

2.   Issuer Name and Ticker or Trading Symbol
     Level 8 Systems, Inc. (LVEL)

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

4.   Statement for Month/Year
     June 1997

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all
     applicable)
     [X]  Director                      [ ]10% Owner
     [ ]  Officer (give title below)    [ ]Other (specify below)




7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [ ]  Form filed by More than One Reporting Person


     Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially owned

1.   Title of Security (Instr. 3)
     Common Stock

2.   Transaction Date (Month/Day/Year)
     6/12/97

3.   Transaction Code (Instr. 8)
     Code           V
     G              V

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and
     5)
     Amount                             (A) or (D)          Price
     2,039                              D

5.   Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4)
     120,387 - Includes options to purchase 88,902 shares of Common Stock, of which options to purchase 63,902 shares of Common Stock have vested.

6.   Ownership Form:  Direct (D) or Indirect (I)(Instr. 4)
     D

7.   Nature of Indirect Beneficial Ownership (Instr. 4)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the form is filed by more than one reporting person, see
     Instruction 4(b)(v).




     Table II -     Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)

2.   Conversion or Exercise Price of Derivative Security

3.   Transaction Date (Month/Day/Year)

4.   Transaction Code (Instr. 8)
     Code                V

5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D) (Instr. 3, 4, and 5)
     (A)                      (D)

6.   Date Exercisable and Expiration Date (Month/Day/Year)
     Date Exercisable              Expiration Date


7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
     Title                         Amount or Number of Shares


8.   Price of Derivative Security (Intr. 5)

9.   Number of Derivative Securities Beneficially Owned at End of
     Month (Instr. 4)

10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instr. 4)

11.  Nature of Indirect Beneficial Ownership (Instr. 4)

                         Theodore Fine                 7/1/97
                         **Signature of Reporting      Date
                         Person

Explanation of Responses:

**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.  See 18 U.S.C. 1001 and 15
     U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.